Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, October 18, 2024

FAIRFAX DONATES US$1 MILLION TO
RELIEF EFFORTS FOR HURRICANES HELENE AND MILTON

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U), recognizing the severity of the losses caused across the Southeastern United States from hurricanes Helene and Milton, is donating US$1 million to the American Red Cross.

“So many people in Florida, Georgia, the Carolinas and Tennessee are enduring severe damage to their homes and communities, and will have to begin rebuilding their lives after this devastation. Fairfax wants to stand among all those individuals and companies who are extending themselves to provide support to the residents of the affected communities across the Southeastern United States,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:        John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946